CHARDAN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65277

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chardan Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 State Street, Suite 2130
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Urbach (Name) 646-465-9003 (Area Code – Telephone Number) surbach@chardan.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, 11th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

09/24/2003 (Date of Registration with PCAOB)(if applicable) 173 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Urbach   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chardan Capital Markets LLC   , as of 12/31   , 2 023   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

D. CHRISTIAN SOUTHWICK
NOTARY PUBLIC, State of New York
No. 01SO5082657
Qualified in Nassau County
Commission Expires July 28, 2025

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Members of the Management Committee
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Company's auditor since 2022.

New York, New York
April 12, 2024

CHARDAN CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

A S S E T S

Cash and cash equivalents	$	19,264,414
Restricted cash		1,844,500
Due from clearing broker		380,819
Due from affiliates		24,575
Syndication fees receivable		351,339
Accounts receivable		973,303
Securities owned, at fair value		5,305,899
Property and equipment, net		206,625
Operating lease right of use assets		308,811
Other assets		354,642
TOTAL ASSETS	$	29,014,927

LIABILITIES & MEMBER'S EQUITY

Liabilities:		
Accrued compensation and benefits	$	6,115,178
Accounts payable		182,883
Deferred revenue		1,467,063
Income taxes payable		159,000
Accrued expenses and other liabilities		957,699
Operating lease liabilities		324,641
TOTAL LIABILITIES		9,206,464
Member's Equity		19,808,463
TOTAL LIABILITIES AND MEMBER’S EQUITY	$	29,014,927

The accompanying notes are an integral part of this statement of financial condition.

1.   ORGANIZATION AND NATURE OF BUSINESS

Chardan Capital Markets LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii). The Company is 100% owned by Chardan Securities, LLC and is located in New York City. Its customers are located in the United States and are also based internationally.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in The United States of America ("U.S. GAAP"). The Company is engaged as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Cash and Cash Equivalents and Concentration of Credit Risk
Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurance limit is $7,018,899 as of December 31, 2023. The Company considers its investments in short-term U.S. Treasury bills to be cash equivalents. The Company defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions.

Restricted Cash
As of December 31, 2023, the Company maintained two money market deposit accounts of $183,273 and $1,613,421 to secure two letters of credit on its current and future New York office leases, respectively. The Company also maintains a security deposit of $47,806 for its current Connecticut office lease. These two money market deposit accounts and security deposit are recorded as restricted cash on the Statement of Financial Condition.

<u>Securities Owned and Securities Sold, not yet Purchased</u>
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in Note 3.

The Company's investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The Company's investments in money market funds are included in securities owned within the Statement of Financial Condition. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

<u>Property and Equipment</u>
Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets. The Company estimates the useful lives of computer equipment and software and web site costs to be five years. The Company estimates the useful lives of furniture and fixtures to be seven years. Leasehold improvements are generally amortized over their useful life which the Company estimates to be five years.

<u>Leases</u>
The Company's accounting and reporting of its leases complies with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its service office agreements for the recognition criteria under this guidance. The Company has agreements that would be classified as operating leases under the lease recognition guidance.

The Company is a lessee in noncancelable operating leases for office spaces subject to ASC 842, as disclosed in Note 6.

ROU Assets
A lessee's right of use ("ROU") asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Lease Liabilities
A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

Income Taxes
The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal income taxes, since these taxes are the personal responsibility of the member. The Company is subject to New York City Unincorporated Business Tax ("NYC UBT"). At December 31, 2023, the Company had a current NYC UBT payable of $130,000 and a current payable of $29,000 to Connecticut.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2023, the Company did not have any unrecognized tax benefits or liabilities.

Income Taxes (continued)

The Company operates in the United States and in state and local jurisdictions. The Company is subject to examination by tax authorities for all tax years subsequent to 2020. There are presently no ongoing income tax examinations.

The Company recognizes interest and penalties in Accrued expenses and other liabilities in the Statement of Financial Condition.

Securities Received as Investment Banking Revenues

From time to time, the Company receives securities in the form of common stock, warrants or a combination of both of these securities as compensation for various types of investment banking services performed by the Company. The securities received is initially recorded at their estimated fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss until disposition. As described in Note 3, if the securities received by the Company are restricted, the securities are generally valued based on the market price less a management estimated restriction adjustment when valuing the securities.

Prior to 2023, the Company received two promissory notes receivable as compensation for placement agent services provided to the issuer of the private securities totaling $670,380. One of these promissory notes, in the amount of $405,000, may have been converted into securities if certain conditions took place and was payable on May 1, 2023. This promissory note of $405,000 and related interest of $60,750 was paid in full to the Company on May 1, 2023.

The second promissory note, in the amount of $265,380 was converted to equity securities of the issuer and is included in Securities owned in the Statement of Financial Condition.

Disaggregation of Revenue

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. The contract assets balance was $592,681 as of December 31, 2022. As of December 31, 2023, the Company had contract assets of $116,024 included in Other assets within the Statement of Financial Condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The contract liabilities balance was $2,526,111 as of December 31, 2022. As of December 31, 2023, the Company had contract liabilities of $1,467,063 which are disclosed as Deferred revenue within the Statement of Financial Condition.

Current Expected Credit Losses (CECL)

The Company applies ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost, the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified fees receivable carried at amortized cost as impacted by ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. As of December 31, 2023, accounts receivable of $167,500 were greater than 90 days past due.

The Company will continue to evaluate the appropriateness of a credit loss allowance on these receivables as facts and circumstances may evolve.

Syndication Fees and Accounts Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts and the probability of collection. Syndication fees and Accounts receivable totaled $1,324,642 as of December 31, 2023.

Due from Clearing Broker

The Company's trades and contracts are cleared through a clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Off-Balance Sheet Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities Inc. ("Wedbush"). The Company's clearing and execution agreement provides that it's clearing firm credits losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Company's clearing firm records customer transactions on a settlement date basis, which is generally two business days after the trade date. No adjustments to the financial statements were necessary to reflect the trade date basis as the amounts were not considered material to the financial statements.

Wedbush is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts. In such a case, Wedbush may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by Wedbush will be charged back to the Company.

The Company, in conjunction with Wedbush controls off-balance sheet risk by monitoring the market value, marking securities to market on a daily basis, and by requiring adjustments of collateral levels. Wedbush establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through Wedbush on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Recent Accounting Pronouncements
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The ASU clarifies that a contractual restriction on the sale of an equity security should not be considered in measuring the fair value of the equity security, and also cannot be recognized as a separate unit of account. The ASU also requires the investor to disclose the fair value of equity securities subject to contractual sale restrictions, the nature and remaining duration of the restriction(s), and the circumstances that could cause a lapse in the restriction(s). The ASU is effective for the Company for annual and interim periods beginning after December 15, 2023. The Company adopted this standard on January 1, 2024. The adoption of this standard is not expected to have a material effect on the Company's operating results or financial condition.

3.   FAIR VALUE

Fair Value Hierarchy
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

3.   FAIR VALUE (continued)

Fair Value Hierarchy (continued)
The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include management estimated adjustments to reflect the restriction period on a security by security basis, and a Black-Scholes Option Pricing model that is updated as needed to reflect changes in the Company's view of the marketplace. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third-party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

3.   FAIR VALUE (continued)

Fair Value Hierarchy (continued)

Money Market Mutual Funds
The Company's investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

Exchange-Traded Equity Securities
Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities
Restricted equity securities are generally valued based on the market price less a management estimated restriction adjustment in valuing the investments. The management estimated restriction adjustment totaled $2,524,087 as of December 31, 2023. These investments are categorized in Level 3 of the fair value hierarchy.

Private Warrants
The Company uses a Black-Scholes Option Pricing model to estimate the fair value of warrants. Key inputs include exercise price, market price, the expiration date of the warrant, volatility and risk-free rate. Adjustments are made for unobservable inputs such as volatility, sale restrictions, the issuer's financial health, market conditions, in-the-money status, and liquidity. Volatility estimates, while based on historical data, are adjusted for anticipated holding period volatility. The Company regularly reviews the fair value of the warrants to reflect changing conditions. These investments are categorized in Level 3 of the fair value hierarchy.

Generally, the Company cannot sell, transfer, assign, pledge, or enter into any hedging/derivative transactions related to the restricted equity securities and warrants for 360 days after the closing date of the applicable transaction. This includes the mandatory 180-day lock-up period in accordance with FINRA Rule 5110, Corporate Financing Rule – Underwriting Terms and Arrangements.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Funds				
Other	$ 977,245	$ -	$ -	$ 977,245
Total Money Market Funds	**977,245**	**-**	**-**	**977,245**
Equities				
Healthcare	-	-	31,450	31,450
Financials	-	-	301,572	301,572
Technology	65,752	-	67,016	132,768
Biotechnology	1,724,513	-	-	1,724,513
Other	11,385	-	1,548,065	1,559,450
Total Equities	**1,801,650**	**-**	**1,948,103**	**3,749,753**
Warrants				
Financials	-	-	50,339	50,339
Biotechnology	1,245	-	464,324	465,569
Healthcare	-	-	1	1
Technology	-	-	58,795	58,795
Other	300	-	3,897	4,197
Total Warrants	**1,545**	**-**	**577,356**	**578,901**
Total Assets	**$ 2,780,440**	**$ -**	**$ 2,525,459**	**$ 5,305,899**

As of December 31, 2023, the Company had no liabilities measured at fair value.

The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

The table below represents the Company's Level 3 change in financial assets:

	Private Equities	Private Warrants
Assets		
Balance, January 1, 2023	$ 2,060,238	$ 236,800
Purchases	531,030	200
Receipts from banking deals	2,397,352	1,133,952
Unrealized gains (losses)	(2,001,917)	(793,596)
Transfers out of Level 3	(1,038,600)	-
Balance, December 31, 2023	$ 1,948,103	$ 577,356

3.   FAIR VALUE (continued)

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2023:

Assets	Fair Value at December 31, 2023	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of input adjustments to reflect current conditions
Investments in Private Equities	$ 1,948,103	Market price less restriction adjustment	Restriction adjustment: Significant increase(decrease) in the unobservable inut in isolation would result in a significantly lower (higher) fair value measurement.	60% (60%)
Investments in Private Warrants	$ 577,356	Black -Scholes Option Pricing model	Stock price adjustment	(50.0%) - 0.0%
			Holding period adjustment	(3.9) - 0.0
			Standard deviation of stock price adjustment	(50.0%) - 0.0%

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash and restricted cash, due from clearing broker, due from affiliates, syndication fees receivable, accrued compensation and benefits, accounts payable, and accrued expenses and other liabilities (all Level 1).

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2023:

Computer equipment and software	$ 101,719
Furniture and fixtures	174,956
Leasehold improvements	309,936
Web site	169,990
	756,601
Less accumulated depreciation	549,976
	$ 206,625

5. DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2023, consists of the following and are included in Due from clearing broker in the Statement of Financial Condition:

Fees and commissions receivable	$	68,173
Deposit with clearing broker		250,002
Receivables from clearing broker		62,644
Total	$	380,819

6. COMMITMENT AND CONTINGENCIES

<u>Leases</u>
The Company has obligations as a lessee for current office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.

The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition as of December 31, 2023 are as follows:

Operating leases:
Operating lease ROU assets	$308,811
Operating lease liabilities	$324,641

Supplemental Information:
Weighted average remaining lease term: 4.61 months
Weighted average discount rate: 5.50%

6.   COMMITMENT AND CONTINGENCIES (continued)

Leases (continued)
Maturities of lease liabilities under noncancelable operating leases as of December 31, 2023 are:

Year Ending December 31,		
2024	$	329,189
Total undiscounted lease payments	$	329,189
Less imputed interest		(4,548)
Total lease liabilities	$	324,641

The Company entered into an agreement as of March 31, 2023 to lease new office space in New York with an initial cancelable term in excess of one year. This lease shall commence on the later of (i) June 1, 2024 or (ii) the date on which the lessor's work is deemed to be substantially completed. The Company will classify this office lease as an operating lease upon commencement of the lease. This lease is scheduled to expire ten years after the commencement date noted above. The aggregate future minimum rental payments under this new office lease for the years subsequent to December 31, 2023 will total $3,476,464.

Contingencies
Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company.

Guarantees
ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

6.   COMMITMENT AND CONTINGENCIES (continued)

Regulatory

As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. The Company is subject to examination by certain regulatory jurisdictions, including the SEC and FINRA. In management's opinion, based upon the information available at this time there are no proceedings or investigations by self-regulatory organizations against the Company that would have a material impact on the financial position or operating results of the Company.

Legal

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that will have a material adverse effect on the Company's financial position or operating results of the Company.

7.   RELATED PARTY TRANSACTIONS

ATW Partners LLC

Commission Revenues

The Company earns commissions for executing equity agency orders placed by ATW's private funds with the Company which the Company clears through the Company's clearing broker.

The Company also earns commission revenues for successful private placement transactions the Company introduces to the private funds ATW manages. As of December 31, 2023, there were receivables of $85,341 from ATW related to these commissions which were included within Accounts receivable on the Statement of Financial Condition.

Services Agreement

In accordance with a services agreement originally effective October 7, 2021 and as amended effective June 21, 2022 and December 18, 2023 (the "Services Agreement") between the Company and ATW Partners LLC ("ATW"), an affiliated entity, the Company will provide office space, personnel resources, and other services to ATW.

7. RELATED PARTY TRANSACTIONS (continued)

ATW Partners LLC (continued)

Services Agreement (continued)
The amounts allocated to ATW include use of the office space currently occupied by Company in New York and technology support from the Company's technology personnel along with other technology related licenses, maintenance and support the Company and ATW utilize. As of December 31,2023, $56,800 related to these occupancy and technology related services in the Services Agreement is receivable from ATW and included within Accounts receivable on the Statement of Financial Condition.

In December 2023, the Company and ATW amended the Services Agreement noted above to expand the agreement to include the allocation of expenses related to build out related costs expected to be incurred preparing the new office space in New York to be occupied by the Company and ATW. ATW paid the Company an advance for these costs which are expected to be incurred from December 2023 through June 2024. The Company and ATW anticipate the move will be substantially completed by June 30, 2024. As of December 31, 2023, $261,785 of the original advance made by ATW to the Company was included in Deferred revenue in the Statement of Financial Condition.

Sponsored Special-Purpose Acquisition Companies (SPACs)

Due from affiliates
Prior to January 1, 2023, the Company made advances to several affiliated entities to fund the initial costs of these entities in the form of promissory notes. As of December 31, 2023, a remaining balance of $24,575 is outstanding and due to the Company by several affiliates.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). Effective December 2023, the Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than
$250,000. As of December 31, 2023, the Company had net capital of $13,183,070, which was $12,933,070 in excess of the minimum net capital required.

9.   EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. As of December 31, 2023, $8,746 was payable and included in Accrued compensation and benefits on the Statement of Financial Condition.

10.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statement was available to be issued. No significant subsequent events have been identified which would require disclosure or recording in the financial statement.